   [Hecla Logo]                                                       Exhibit 13
                                                                           97-12

                      GOLD AND SILVER PRICES IMPACT HECLA'S
                             THIRD QUARTER EARNINGS
                     For the Period Ended September 30, 1997
                          For release: October 31, 1997

     COEUR D'ALENE, IDAHO - Lower average precious metals prices contributed to a 1997 third quarter loss for Hecla Mining Company (HL & HL-PrB:NYSE) of $1.1 million, or 2 cents per common share, on revenue of $41.9 million. The loss includes the payment of a quarterly dividend of $2 million to holders of preferred stock. This compares to a loss of $38.8 million, or 76 cents per common share, on revenue of $41 million in the third quarter of 1996. In the first nine months of 1997, Hecla reported a loss of $1.5 million, or 3 cents per share, compared to a loss of $38.5 million, or 75 cents a share, during the first nine months of 1996.

     Gross profit for the third quarter and first nine months of 1997 was considerably better than in the same periods a year ago, increasing from $9.3 million in the first nine months of 1996 to $16.4 million in 1997. The improved gross profit margin is primarily attributable to the closure and write-down of two high-cost gold mines and strong performance at the company's Rosebud and Greens Creek mines. Hecla's total cash cost per ounce of gold decreased 37% during the first nine months of 1997 compared to the first nine months of last year, from $277 per ounce of gold to $175 per ounce. In the third quarter, Hecla produced gold at an average total cash cost of $171. The total production cost, which includes depreciation, was $239 per ounce in the third quarter of 1997 compared to $389 per ounce in the same period last year, a 39% decrease in cost. Arthur Brown, Hecla's Chairman and Chief Executive Officer, said, "Hecla's gold mines are among the lowest cost in North America. These mines, along with our increased silver production, have put us in a good position to benefit greatly from any increase in the price of gold or silver."

     Although silver production and revenue have increased significantly from a year ago, gross profit from the silver segment was down for the first nine months of 1997 compared to the same period last year. The decreased prices of silver and lead are primarily responsible for the gross loss of $1.7 million from the silver segment. However, the operations provided good cash flow, producing silver at a low cash cost of $3.36 per ounce.


PRICES
     Both gold and silver prices have decreased during 1997 compared to 1996. In the third quarter, the average price of an ounce of gold was 16% lower than in 1996, dropping from $385 per ounce to $324 per ounce. Silver followed suit with a 10% decrease, from $5.05 per ounce of silver to $4.53 per ounce. Lead is a significant contributor to the bottom line at Hecla's Lucky Friday mine, and it decreased 22% from the third quarter of 1996 to the third quarter of 1997. The average price of lead during the third quarter of 1997 was 28.4 cents per pound, compared to 36.2 cents per pound during the same period last year. Zinc, which is an important by-product at the Greens Creek mine, has performed well, with the price increasing 60% from 45.5 cents per pound in the third quarter of 1996 to 72.8 cents per pound in the third quarter of this year.

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
    6500 Mineral Drive * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100 * FAX
                                  208/769-4159

PRECIOUS METALS OPERATIONS

      Hecla produced 130,491 ounces of gold in the first nine months of 1997, compared to 121,739 ounces in the same period last year. At the La Choya gold mine in northern Mexico, total production costs decreased from $296 per ounce in the first nine months last year to $224 per ounce this year. Total cash costs remained about the same as last year at $185 per ounce. The decreased total cost is due to lower depreciation costs being assigned to each ounce of gold, because successful exploration efforts provided more ounces than originally anticipated at La Choya during its mine life. La Choya has produced 57,879 ounces of gold so far this year.

     The new Rosebud mine in northern Nevada has completed its first six months of operation with an average total cash cost per ounce of gold of $155. Operations at the mine are going extremely well, and Rosebud has produced 29,141 ounces of gold for Hecla's account since commencing operation in April. Exploration is under way at the mine to increase the reserve base of the deposit.

     Hecla produced 3,873,287 ounces of silver in the first nine months of 1997, more than double the amount produced during the same period last year. The increased production is due to the start-up of the Greens Creek silver/zinc/gold/lead mine in Alaska, in which Hecla holds an approximate 30% interest. Greens Creek produced silver at a cash cost of $1.71 per ounce during the third quarter of 1997. Total production costs, including depreciation, were $3.93 per ounce. Greens Creek produced 2,172,664 ounces of silver for Hecla's account during the first nine months of the year.

     Per ounce production costs at Lucky Friday were higher during the first nine months of 1997 compared to the first nine months of last year mainly because of a lower lead price. Revenue from lead production is used as a by-product credit to offset the cash cost per ounce of silver. A tightening of available domestic smelter capacity has adversely impacted operations. This has resulted in implementation of a revised mine plan calling for lower production levels through the end of the year. Hecla is negotiating to place concentrates with foreign smelters. Shipments could begin in January, and it is expected that full production levels will be resumed at that time. Progress on the Lucky Friday expansion area continues on schedule. The new deposit, which is significantly higher grade than the deposit currently being mined, will go into production in 1998.


INDUSTRIAL MINERALS

     Hecla's industrial minerals division continues to make a very strong contribution to earnings. However, performance in the first nine months of 1997 has not met expectations, primarily because of disappointing sales results and competitive pricing pressures in the Mountain West Products division, which produces and distributes bark to the landscape market. Mountain West has suffered a $1.8 million reduction in gross profit in the first nine months of 1997 compared to the first nine months of 1996. The sales and operating activities at Mountain West have been restructured to address the issue, and improved results are anticipated in 1998. Other factors influencing the industrial minerals segment to a lesser degree are lower-than-expected sales in the kaolin and feldspar divisions.

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
    6500 Mineral Drive * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100 * FAX
                                  208/769-4159

EXPLORATION

     Hecla's goal in its exploration and acquisition efforts is to acquire properties that fit with the company's current low-cost production profile. Arthur Brown said, "We have very low-cost mines operating now, and we plan to expand our gold and silver reserve base without raising that cost profile significantly." In Alaska, geologists at Greens Creek are focusing their exploration efforts on defining a newly discovered extension to the existing reserves. In September, Hecla terminated its interest in the La Jojoba gold property in northern Mexico after determining that the project did not meet its current requirements.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

     Statements made which are not historical facts, such as anticipated production, sales performance or discussions of exploration goals are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.

     Hecla Mining Company news releases can be accessed on the Internet at:
                           http://www.hecla-mining.com
           You can also request a free fax of this entire news release from BusinessWire NewsOnDemand at 800-344-7826



















    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
    6500 Mineral Drive * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100 * FAX
                                  208/769-4159

                              HECLA MINING COMPANY
   (dollars in thousands, except per share, per ounce and per pound amounts -
                                   unaudited)

                                           Third Quarter Ended            Nine Months Ended
                                      ----------------------------- -----------------------------
HIGHLIGHTS                            Sept. 30, 1997 Sept. 30, 1996 Sept. 30, 1997 Sept. 30, 1996
------------------------------------------------------------------------------------------
FINANCIAL DATA
------------------------------------------------------------------------------------------
Total revenue                             $   41,943    $ 41,008   $  133,689   $  125,886
Gross profit                                   5,438       2,360       16,400        9,323
Net income (loss)                                935     (36,765)       4,507      (32,489)
Loss applicable to
    common shareholders                       (1,078)    (38,778)      (1,531)     (38,527)
Loss per common share                          (0.02)      (0.76)       (0.03)       (0.75)
Cash flow provided by
   operating activities                        7,180      11,358        6,235       17,780
------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
------------------------------------------------------------------------------------------
Gold operations                           $   13,938    $ 16,342   $   43,862   $   47,809
Silver operations                              9,506       3,361       26,422       11,290
Industrial minerals                           17,760      17,959       59,445       62,033
                                          ----------    --------   ----------   ----------
  Total sales                             $   41,204    $ 37,662   $  129,729   $  121,132
------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
------------------------------------------------------------------------------------------

Gold operations                          $     4,032    $   (152)  $   11,859   $      731
Silver operations                               (124)        (93)      (1,689)        (289)
Industrial minerals                            1,530       2,605        6,230        8,881
                                         -----------    --------   ----------   ----------
  Total gross profit                     $     5,438    $  2,360   $   16,400   $    9,323
------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
------------------------------------------------------------------------------------------

Gold - Ounces                                 41,158      43,558      130,491      121,739
Silver - Ounces                            1,348,783     811,299    3,873,287    1,763,120
Lead  - Tons                                   5,902       6,066       18,899       16,064
Zinc  - Tons                                   4,121       1,598       12,683        3,374
Industrial minerals - Tons shipped           268,728     276,574      788,191      824,498
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                   160         284          167          273
  Total cash costs ($/oz.)                       171         288          175          277
  Total production costs ($/oz.)                 239         389          237          375
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                  3.21        3.37         3.36         4.07
  Total cash costs ($/oz.)                      3.21        3.37         3.36         4.07
  Total production costs ($/oz.)                5.06        4.55         5.23         5.30
------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
------------------------------------------------------------------------------------------

Gold - Realized ($/oz.)                          352         391          366          397
Gold - London Final ($/oz.)                      324         385          339          392
Silver - Handy & Harman ($/oz.)                 4.53        5.05         4.77         5.29
Lead - LME Cash (cents/pound)                   28.4        36.2         29.2         36.0
Zinc - LME Cash (cents/pound)                   72.8        45.5         61.7         46.4

                              HECLA MINING COMPANY
                      Consolidated Statements of Operations
     (dollars and shares in thousands, except per share amounts - unaudited)

                                            Third Quarter Ended              Nine Months Ended
                                      -------------------------------   -----------------------------
                                      Sept. 30, 1997   Sept. 30, 1996   Sept. 30, 1997  Sept. 30,1996
                                      -------------------------------   -----------------------------
Sales of products                       $  41,204        $  37,662        $ 129,729       $ 121,132
                                        ---------        ---------        ---------       ---------
Cost of sales and other direct
    production costs                       30,032           29,998           98,192          96,623
Depreciation, depletion and
    amortization                            5,734            5,304           15,137          15,186
                                        ---------        ---------        ---------       ---------
                                           35,766           35,302          113,329         111,809
                                        ---------        ---------        ---------       ---------
Gross profit                                5,438            2,360           16,400           9,323
                                        ---------        ---------        ---------       ---------

Other operating expenses:
  General and administrative                1,951            1,819            5,984           5,643
  Exploration                               1,738            1,410            5,530           3,400
  Depreciation and amortization                76               82              233             256
  Provision for closed
     operations and environmental matters      91           25,492              239          22,691
  Reduction in carrying value of mining
     properties                               - -           12,902              - -          12,902
                                        ---------        ---------        ---------       ---------
                                            3,856           41,705           11,986          44,892
                                        ---------        ---------        ---------       ---------

Income (loss) from operations               1,582          (39,345)           4,414         (35,569)
                                        ---------        ---------        ---------       ---------

Other income (expense):
  Interest and other income                   739            3,346            3,960           4,754
  Miscellaneous expense                      (383)            (503)          (1,160)         (1,212)
  Loss on investments                         - -             (158)             - -             (28)
  Interest expense:
    Total interest cost                      (510)            (875)          (1,930)         (2,224)
    Less amount capitalized                   132              671              609           1,714
                                        ---------        ---------        ---------       ---------
                                              (22)           2,481            1,479           3,004
                                        ---------        ---------        ---------       ---------

Income (loss) before income taxes           1,560          (36,864)           5,893         (32,565)
Income tax benefit (provision)               (625)              99           (1,386)             76
                                        ---------        ---------        ---------       ---------

Net income (loss)                             935          (36,765)           4,507         (32,489)
Preferred stock dividends                  (2,013)          (2,013)          (6,038)         (6,038)
                                        ---------        ---------        ---------       ---------

Loss applicable to common
    shareholders                        $  (1,078)       $ (38,778)       $  (1,531)      $ (38,527)
                                        =========        =========        =========       =========

Loss per common share                   $   (0.02)       $   (0.76)       $   (0.03)      $   (0.75)
                                        =========        =========        =========       =========

Weighted average number of common
    shares outstanding                     55,095           51,137           54,300          51,133
                                        =========        =========        =========       =========

                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                  (dollars and shares in thousands - unaudited)

                                           Sept. 30, 1997 Dec. 31, 1996
-----------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                   $   5,310    $   7,159
  Accounts and notes receivable                  27,136       24,168
  Income tax refund receivable                      857        1,262
  Inventories                                    20,319       22,879
  Other current assets                            1,746        2,284
                                              ---------    ---------
    Total current assets                         55,368       57,752
Investments                                       2,668        1,723
Restricted investments                            7,979       21,771
Properties, plants and equipment, net           178,572      177,755
Other noncurrent assets                           8,102        9,392
                                              ---------    ---------

Total assets                                  $ 252,689    $ 268,393
                                              =========    =========
------------------------------------------------------------------------
LIABILITIES
------------------------------------------------------------------------

Current liabilities:
  Accounts payable and accrued expenses       $  12,738    $  17,377
  Accrued payroll and related benefits            3,020        3,232
  Preferred stock dividends payable               2,012        2,012
  Accrued taxes                                   1,646        1,427
  Accrued reclamation and closure costs           8,904        8,664
                                                ---------  ---------
    Total current liabilities                    28,320       32,712
Deferred income taxes                               359          359
Long-term debt                                   13,937       38,208
Accrued reclamation and closure costs            36,177       45,953
Other noncurrent liabilities                      6,768        5,653
                                              ---------    ---------
--
Total liabilities                                85,561      122,885
                                              ---------    ---------
------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
------------------------------------------------------------------------

Preferred stock                                     575          575
Common stock                                     13,789       12,800
Capital surplus                                 373,986      351,559
Accumulated deficit                            (215,141)    (213,610)
Net unrealized loss on investments                 (297)         (32)
Foreign currency translation adjustment          (4,898)      (4,898)
Treasury stock                                     (886)        (886)
                                              ---------    ---------
Total shareholders' equity                      167,128      145,508
                                              ---------    ---------
Total liabilities and shareholders' equity    $ 252,689    $ 268,393
                                              =========    =========

Common shares outstanding at end of period       55,095       51,137
                                              =========    =========

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                           (in thousands - unaudited)

                                                                Nine Months Ended
                                                         -------------------------------
                                                         Sept. 30, 1997   Sept. 30, 1996
----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
----------------------------------------------------------------------------------------
Net income (loss)                                             $  4,507       $ (32,489)
Noncash elements included in net income (loss):
  Depreciation, depletion and amortization                      15,370          15,442
  Gain on disposition of properties, plants and equipment       (1,125)
(731)
  Loss on investments                                              - -              28
  Reduction in carrying value of mining properties                 - -          12,902
  Provision for reclamation and closure costs                      776          27,429
Change in:
  Accounts and notes receivable                                 (2,968)         (2,695)
  Income tax refund receivable                                     405             (28)
  Inventories                                                    2,560            (699)
  Other current assets                                             538             332
  Accounts payable and accrued expenses                         (4,639)            727
  Accrued payroll and related benefits                            (212)           (231)
  Accrued taxes                                                    219             281
  Accrued reclamation and other noncurrent liabilities          (9,196)         (2,488)
                                                              --------       ---------
Net cash provided by operating activities                        6,235          17,780
                                                              --------       ---------
----------------------------------------------------------------------------------------
INVESTING ACTIVITIES
----------------------------------------------------------------------------------------

Additions to properties, plants and equipment                  (16,792)        (25,596)
Proceeds from disposition of properties, plants and equipment    1,865           3,158
Proceeds from sale of investments                                  - -             130
Decrease (increase) in restricted investments                   13,792            (214)
Purchase of investments and increase in cash surrender
   value of life insurance, net                                 (1,311)           (607)
Other, net                                                       1,155          (1,715)
                                                              --------       ---------
Net cash used by investing activities                           (1,291)        (24,844)
                                                              --------       ---------
----------------------------------------------------------------------------------------
FINANCING ACTIVITIES
----------------------------------------------------------------------------------------

Issuance of common stock, net of offering costs                 23,416          22,028
Dividends on preferred stock                                    (6,038)         (6,038)
Borrowings, net of repayments, against cash
  surrender value of life insurance                                100             602
Borrowing on long-term debt                                     46,300          40,500
Repayment on long-term debt                                    (70,571)        (42,913)
                                                              --------       ---------
Net cash provided (used) by financing activities                (6,793)         14,179
                                                              --------       ---------

Net increase (decrease) in cash and cash equivalents            (1,849)          7,115
Cash and cash equivalents at beginning of period                 7,159           4,024
                                                              --------       ---------

Cash and cash equivalents at end of period                    $  5,310       $  11,139
                                                              ========       =========


                              HECLA MINING COMPANY
                                 Production Data

                                                Third Quarter Ended                Nine Months Ended
                                           ------------------------------   -------------------------------
                                           Sept. 30, 1997  Sept. 30, 1996   Sept. 30, 1997   Sept. 30, 1996
-----------------------------------------------------------------------------------------------------------
LA CHOYA UNIT
-----------------------------------------------------------------------------------------------------------
Tons of ore processed                          718,415         793,271         2,051,034        2,771,076
Days of operation                                   92              92               273              274
Mining cost per ton                              $2.09           $2.48             $2.41            $2.51
Ore grade crushed - Gold (oz./ton)               0.028           0.029             0.030            0.025
Gold produced (oz.)                             18,704          20,007            57,879           59,722
Silver produced (oz.)                            1,868           1,866             5,957            5,912
Average cost per ounce of gold produced:
  Cash operating costs                            $182            $193              $184             $181
  Total cash costs                                $183            $194              $185             $181
  Total production costs                          $224            $309              $224             $296

-----------------------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share)
-----------------------------------------------------------------------------------------------------------

Tons of ore mined                               37,042             - -            75,222              - -
Tons of ore milled                              31,184             - -            63,723              - -
Days of operation                                   92             - -               183              - -
Mining cost per ton                             $28.22             - -            $28.17              - -
Milling cost per ton                            $14.27             - -            $12.51              - -
Ore grade milled - Gold (oz./ton)                0.562             - -             0.482              - -
Ore grade milled - Silver (oz./ton)               3.10             - -              3.03              - -
Gold produced (oz.)                             16,914             - -            29,141              - -
Silver produced (oz.)                           58,371             - -           112,605              - -
Average cost per ounce of gold produced:
  Cash operating costs                            $136             - -              $133              - -
  Total cash costs                                $157             - -              $155              - -
  Total production costs                          $257             - -              $262              - -

-----------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
-----------------------------------------------------------------------------------------------------------

Tons of ore milled                              51,021          56,598           148,712          139,359
Days of operation                                   64              64               191              190
Mining cost per ton                             $40.29          $48.17            $43.68           $52.15
Milling cost per ton                             $8.99           $6.35             $7.79            $6.99
Ore grade milled - Silver (oz./ton)              10.02           10.30              9.97            10.16
Silver produced (oz.)                          497,612         591,771         1,445,173        1,409,556
Lead produced (tons)                             4,490           5,806            14,625           15,804
Zinc produced (tons)                               661           1,031             2,418            2,807
Average cost per ounce of silver produced:
  Cash operating costs                           $5.58           $3.37             $5.24            $4.07
  Total cash costs                               $5.58           $3.37             $5.24            $4.07
  Total production costs                         $6.85           $4.55             $6.52            $5.30



                                     (cont.)

                              HECLA MINING COMPANY
                             Production Data (cont.)

                                                 Third Quarter Ended               Nine Months Ended
                                           -------------------------------   ------------------------------
                                           Sept. 30, 1997   Sept. 30, 1996   Sept. 30, 1997  Sept. 30, 1996
-----------------------------------------------------------------------------------------------------------
GREENS CREEK (1) (Reflects Hecla's 29.73% share)
-----------------------------------------------------------------------------------------------------------
Tons of ore milled                              36,193          12,157           109,256           12,157
Days of operation                                   92             - -               273              - -
Mining cost per ton                             $40.93             - -            $38.00              - -
Milling cost per ton                            $23.61             - -            $22.26              - -
Ore grade milled - Silver (oz./ton)              28.61           20.50             25.80            20.50
Silver produced (oz.)                          788,871         144,609         2,172,664          144,609
Gold produced (oz.)                              4,291             320            12,131              320
Lead produced (tons)                             1,412             260             4,274              260
Zinc produced (tons)                             3,460             567            10,265              567
Average cost per ounce of silver produced:
  Cash operating costs                           $1.71             - -             $2.11              - -
  Total cash costs                               $1.71             - -             $2.11              - -
  Total production costs                         $3.93             - -             $4.36              - -

-----------------------------------------------------------------------------------------------------------
OTHER (2)
-----------------------------------------------------------------------------------------------------------

Gold produced (oz.)                              1,249          23,231            31,340           61,697
Silver produced (oz.)                            2,061          73,053           136,888          203,043

(1) The Greens Creek mine recommenced operations on July 29, 1996, on a start-up basis. Full production was achieved in January 1997.

(2) Includes the Company's share of production from the Grouse Creek and American
Girl mines and other sources.


                              CAPITAL EXPENDITURES
                                Nine Months Ended
                          ------------------------------

(Dollars in thousands)    Sept. 30, 1997  Sept. 30, 1996
                          ------------------------------
Rosebud (50.00%*)            $    5,872     $     762
Lucky Friday                      5,830         1,768
Greens Creek (29.73%*)            1,371        14,391
American Girl (47.00%*)             - -         1,643
Grouse Creek                        - -         3,809
Industrial minerals               2,440         1,057
Capitalized interest                609         1,714
Other                               670           452
                             ----------     ---------
  Total Capitalized          $   16,792     $  25,596
                             ==========     =========

*Hecla's share
                              HEDGED GOLD POSITION
                              As of Sept. 30, 1997

Minimum options:    8,610 ounces @ Average Min. $396 per ounce
Maximum options:                   Average Max. $461 per ounce
Forward contracts:  21,000 ounces @ $354 per ounce

  Total             29,610 ounces hedged